Exhibit 99.99

Consent of Daniel Ruane

The undersigned hereby consents to the use of their report entitled “Los Reyes Project: NI 43-101 Technical Report and Preliminary Economic Assessment” with an effective date of April 25, 2026, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Torex Resources Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Daniel Ruane
Daniel Ruane, P.Eng.

Dated: November 5, 2026